January 25, 2011

Ms. Cecilia Blye,

Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549-3628

U.S.A.

Dear Ms. Cecilia Blye:

We are writing regarding your comment letter dated January 19, 2011 with respect to our annual report on Form 20-F for the year ended March 31, 2010, which was filed on June 30, 2010. We are in the process of compiling responses to the comments set forth in your letter. We will submit the response letter as soon as practicable, which we expect will be by February 28, 2011. Thank you for your kind understanding, and please feel free to contact us if you have any questions regarding the above.

Very truly yours,

/s/ Haruhiko Sezaki
Haruhiko Sezaki
Investor Relations
Panasonic Corporation

CC:	Ms. Amanda Ravitz

Mr. Pradip Bhaumik

  (Division of Corporation Finance

Securities and Exchange Commission)

Mr. Izumi Akai

(Sullivan & Cromwell LLP)